

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2017

<u>Via E-mail</u>
Michael A. Shaffer
Chief Financial Officer
PVH Corp.
200 Madison Avenue
New York, New York 10016

> **Re:** **PVH Corp.**
> **Form 10-K for the Year Ended January 29, 2017**
> **Filed March 24, 2017**
> **File No. 001-07572**

Dear Mr. Shaffer:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Rufus Decker for
>
> Craig Arakawa
> Accounting Branch Chief
> Office of Beverages, Apparel and Mining